N E W S   R E L E A S E

TALISMAN ENERGY TO MONETIZE OIL SANDS ASSETS

CALGARY, Alberta – September 5, 2006 –Talisman Energy Inc. has announced the next steps in its process to realize value from non-core assets.

Talisman has retained TD Securities Inc. to initiate a competitive auction process to seek proposals for the acquisition of certain oil sands assets in Athabasca, Alberta. Talisman believes this process will identify the best alternatives for surfacing the value on its oil sands assets, including a possible sale for cash.  These assets are:

•

A 1.25% indirect interest in Syncrude, the largest integrated oil sands mining project in Canada with current nameplate capacity of 4,375 bbls/d of synthetic crude oil, net to Talisman;

•

A 100% working interest in Lease 10, a 2,752 hectare undeveloped oil sands lease with potential for SAGD development, which is located immediately south of Suncor’s Steepbank mine;

•

A 75% working interest in Lease 50, an 8,826 hectare undeveloped oil sands lease with potential for SAGD development, which is located immediately north of OPTI/Nexen’s Long Lake SAGD project; and

•

A 2% gross overriding royalty on Suncor’s undeveloped 14,782 hectare Lease 23, which is located immediately west of its Steepbank mining operations.

While non-core to Talisman, the package represents an opportunity to acquire interests in some world class oil sands assets. Additional details can be obtained from TD Securities.

Talisman is undertaking a broad review of its non-core assets world-wide, some of which it believes may not be fully reflected in the Company’s share price. The Company intends to use any cash proceeds from asset sales to repurchase Talisman shares.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information on the process, please contact:

Bill Roberts, Vice President

Jonathan Toll, Managing Director

Investment Banking

Mergers and Acquisitions

TD Securities Inc.

TD Securities Inc.

Phone: 403-292-1155

Phone: 416-307-8486

Email: bill.roberts@tdsecurities.com

Email: jonathan.toll@tdsecurities.com

For further information on Talisman Energy, please contact:

David Mann

Christopher J. LeGallais

Senior Manager, Corporate & Investor Communications

Senior Manager, Investor Relations

Phone:

403-237-1196

Phone:

403-237-1957

Fax:  403-237-1210

Fax: 403-237-1210

E-mail:

tlm@talisman-energy.com

Email:

tlm@talisman-energy.com

24-06

Advisory

In this news release, Talisman makes reference to Syncrude nameplate production capacity (net to Talisman). This production capacity is stated on a gross basis, which means it is stated prior to the deduction of royalties. In the US, net production volumes are reported after the deduction of these amounts.